SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

Press release regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2008; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series G, N, P and S 10% Cumulative Convertible Preferred Stock.

10 4

Exhibit 1

November 4, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2008.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 4, 2008

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited financial condition and results of operations for the nine (9) months ended September 30, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,934 As of September 30, 2008	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 November 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

__________________________________________________________

__________________________________________________________

__________________________________________________________

Exhibit 1

PLDT PRESS RELEASE

9M08 CONSOLIDATED CORE NET INCOME UP 5% TO P27.8 BILLION

EBITDA UP 6% TO P65.6 BILLION; FREE CASH FLOW STRONGER AT P39.0 BILLION, UP 8%

REPORTED NET INCOME AT P26.2 BILLION, DOWN 2% DUE TO FOREX REVALUATION

CELLULAR SUBSCRIBER BASE REACHES 34.2 MILLION

•         Core net income at P27.8 billion, an increase of 5% from the P26.4 billion recorded in the same period last year

•         Consolidated net income of P26.2 billion, 2% lower than P26.6 billion net income last year due to forex revaluation

•         Consolidated EBITDA rises by 6% to P65.6 billion; consolidated EBITDA margin stable at 62% of service revenues

•         Consolidated Free Cash Flow improves by 8% to P39.0 billion for the period

•         Consolidated service revenues up 5% year-on-year to P105.6 billion. Wireless service revenues increase 7% to P68.8 billion; Fixed line revenues up 2% to P36.7 billion; and ePLDT service revenues grew 2% to P7.6 billion

•         Cellular subscriber base surpasses 34.2 million as of end-September 2008

•         Total broadband subscribers now exceed 876,000 with total revenue contribution from broadband and Internet services of P7.9 billion, 48% higher than last year’s

•         Piltel Board approves share buyback of up to 58 million common shares

MANILA, Philippines, 4th November 2008 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced unaudited financial results for the first nine months of 2008 with core net income, net of exceptional items, rising to P27.8 billion in the first nine months of 2008, 5% higher than the core net income of P26.4 billion in the same period in 2007. Consolidated net profit of P26.2 billion, reported for this period, decreased 2% from the P26.6 billion net profit reported last year. This year’s reported results were adversely impacted by losses from the foreign exchange revaluation of our financial assets and liabilities, partially offset by net gains on derivative transactions. Consolidated service revenues increased by 5% to P105.6 billion, despite the 6% appreciation of the peso which reduced in peso terms the dollar-linked revenues of the Group. Dollar-linked revenues account for as much as 28% of consolidated revenues. Consolidated EBITDA improved by 6% to P65.6 billion while EBITDA margin was stable at 62%.

Consolidated free cash flow was more robust at P39.0 billion in the first nine months of 2008. Consolidated capital expenditures were at P16.8 billion for the first nine months, with capital expenditures for the year expected to be approximately P27.0 billion, a reduction from the earlier guidance of P28.5 billion.

The Group’s consolidated gross debt balance as of 30th September 2008 stood at US$1.5 billion with net debt at approximately US$900 million. Net debt to EBITDA and net debt to free cash flow ratios stood at 0.5 times and 0.9 times, respectively. The Group’s EBITDA/Free Cash Flows are significantly more than adequate to service debts moving forward. The Company’s debt maturities are well spread out with the bulk of debt repayments (approximately 62% of total gross debt) due in and after 2012. 89% of consolidated debt is US$-denominated with 43% of total debt hedged. The Group’s cash and short-term investments are invested primarily in bank placements as well as government and selected Philippine corporate debt.

Exhibit 1

Wireless: Continued Strength

Consolidated wireless service revenues rose to P68.8 billion for the first nine months of 2008, 7% higher than the P64.1 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc (“Smart”) and Pilipino Telephone Corporation (“Piltel”) have consistently maintained their respective solid performances.

Consolidated wireless EBITDA improved by 6% to P44.4 billion in this year from P41.9 billion last year. EBITDA margin remained at 65%.

The PLDT Group’s total cellular subscriber base for the first nine months of 2008 continued to grow strongly as Smart recorded net additions of approximately 547,000 subscribers and Talk ‘N Text added about 3.6 million subscribers to end the period with 20.9 million and 13.3 million subscribers, respectively, or a total of 34.2 million subscribers. Net additions for the third quarter of 935,000 were lower than those of previous quarters, most likely due to the traditional seasonal weakness of the third quarter as well as the effects of higher inflation.

“While the third quarter is seasonally a slow one for us, we are beginning to see the effect of inflation on activations and usage. Nonetheless, our core businesses continue to grow, demonstrating the underlying strength of our business and the wisdom of our strategy," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart Bro, Smart’s wireless broadband service – provided through its wholly-owned subsidiary Smart Broadband, Inc - showed no signs of slowing down as its wireless broadband subscriber base grew 57% for the nine months to reach 473,000 at end-September 2008, adding about 65,000 new subscribers for the third quarter alone. Wireless broadband revenues grew 94% to about P3.1 billion in the first nine months of 2008, a significant improvement over the P1.6 billion for the same period in 2007. SmartBro’s prepaid Plug-It service, which was introduced in late March 2008, already has over 76,000 subscribers as of end-September, as it made the Internet available to a broader segment of the population with affordable sachet pricing, nationwide coverage and easy loading. Plug-It offers instant, Internet access through a portable wireless modem and is available in all areas where Smart’s network coverage is present.

“The continued success of Plug-It’s prepaid version validates our belief that Filipinos are internet savvy and we will be there to serve this expected demand for internet access with services suited to the market’s needs”, added Orlando B. Vea, Chief Wireless Adviser of Smart.

PLDT Fixed Line: Transformation Underway

Fixed Line service revenues increased 2% to P36.7 billion in the first nine months of 2008 from P35.8 billion last year as improvements in data revenues, both from corporate data and residential DSL services, were offset by declines in other segments of the business. Revenues in Local Exchange and National Long Distance were each down 2% while International Long Distance revenues continued to decline as our dollar-linked sales were adversely impacted by the 6% appreciation of the average US dollar/peso exchange rate in 2008, as well as reductions in termination rates and call volumes. Fixed Line revenues would have improved another 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers grew by over 124,000 to 388,000 at the end of the first nine months of 2008 from 264,000 at the end of 2007. PLDT DSL generated P3.9 billion in revenues for the first nine months of 2008, up 41% from P2.8 billion in the same period in 2007.

Page 6 of 10

Exhibit 1

Fixed Line EBITDA in the first nine months of 2008 improved to P20.5 billion due to higher revenues and a modest increase in cash operating expenses. As a result, EBITDA margin increased to 56% from 54% last year.

Representative of the convergent offerings which the Group will increasingly offer moving forward, PLDT Landline Plus (“PLP”) is a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services and is available in areas with limited or non-existent PLDT fixed facilities. A postpaid version has been in the market since March 2007 and a prepaid offering was introduced in March this year. Demand for the service has been strong given the service’s value proposition. Subscribers to this service, net of churn, have surpassed 132,000.

"We continue to be encouraged by the growth in our Fixed Line business and remain committed to the improvement of our customer service, knowing that customer loyalty is essential in a tough economic environment such as the one we face today. We have therefore hastened our transformation efforts with a view to achieving this goal," declared Nazareno.

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P7.6 billion for the first nine months of 2008, a 2% increase from the P7.4 billion recorded in the same period last year. ePLDT’s revenues and performance for the period reflected the unfavorable effects of the strong appreciation of the peso, as approximately 77% of its service revenues are denominated in U.S. Dollars. As a result of this effect and combined with higher operating expenses, ePLDT’s EBITDA fell to P671 million in the first nine months of 2008 compared with P821 million in the same period last year. EBITDA margin declined correspondingly to 9% compared with 11% in 2007. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Consolidated customer interaction services (more commonly known as “Call Center”) revenues grew 6% to P2.5 billion despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT’s customer interactive business, now operates seven customer interaction service facilities with combined seats of close to 6,500 and an employee base of close to 7,000.

SPi Technologies (SPi), ePLDT’s knowledge processing arm (also known as business process outsourcing or “BPO”), generated revenues of P3.9 billion in the first nine months of 2008. Revenues in the publishing and medical billing verticals were broadly in line with expectations while the medical transcription and legal businesses continue to underperform.

Data center revenues from Vitro Data Center improved 35% to P518 million in the first nine months of 2008 compared with P384 million in the same period in 2007.

“We continue to manage the challenges faced by some of our verticals. We have a number of new contracts in our pipeline which should support an improvement in our margins in the coming quarters,” said Ray C. Espinosa, ePLDT President and CEO.

PLDT at 80 – Changing Lives

“When we announced our first half results last August, we anticipated stronger head winds in the second half with inflation accelerating and taking it toll on consumer wallets and on cash expenses. At that point, whilst the beginnings of the financial turmoil were slowly being felt,

Exhibit 1

we were shocked, just as the rest of the world was, at the severity, scope and depth of the financial crisis and the speed by which it enveloped not only capital markets but also sovereigns such as Iceland.

The Philippines seem to have been slightly insulated from this meltdown so far, perhaps because we have learned our lessons from the Asian crisis in 1997, but also because the exogenous or foreign elements in our national balance sheet are not that substantial. But as Polly has cited, we saw third quarter demand softening slightly, as expected, and cash operating expenses continuing to rise. Management is therefore exercising prudence by managing costs even more tightly this second semester. We have reduced our capital expenditure forecast for 2008 by P1.5 billion, having chosen to postpone some of our investments in wireless broadband and in our broader cellular infrastructure. Our capital expenditures have always been designed to be scalable such that we can accelerate spend when rising demand dictates it or reduce in times when caution is called for - such as now. We will reassess our capital expenditure program in early 2009 once we have a better grasp of the overall market situation.

Despite all the destructive forces around us, our performance in the first nine months has been consistent and solid. Accordingly, we affirm our core profit guidance of P37 billion for the year 2008. Our cash flows remain particularly strong and therefore we will adhere to our dividend policy payout ratio of 70% of core earnings,” concluded Manuel V. Pangilinan, Chairman of PLDT.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Exhibit 1

PLDT Consolidated					
	Nine months ended September 30			Three months ended September 30		
	2008	2007	% Change	2008	2007	% Change
	(Unaudited)			(Unaudited)		
Service revenues	105,585	100,648	5%	35,238	33,508	5%
Total revenues and other income	113,035	106,420	6%	35,419	35,870	-1%
Expenses	71,681	66,262	8%	24,135	21,821	11%
Income before income tax	41,354	40,158	3%	11,285	14,049	-20%
Provision for income tax	14,612	13,090	12%	4,175	4,333	-4%
Net income - As Reported	26,179	26,622	-2%	6,909	9,543	-28%
EPS, Basic [a]	137.15	139.32	-2%	34.86	48.78	-29%
EPS, Diluted [a]	137.14	138.89	-1%	34.86	48.70	-28%
Core net income[b]	27,790	26,356	5%	9,083	9,124	-
EPS, Basic [c]	145.71	137.91	6%	47.79	47.75	-
EPS, Diluted [c]	145.69	137.48	6%	47.78	47.62	-

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

Exhibit 1

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

November 4, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on November 4, 2008, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2007:

a. A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2008, payable on December 15, 2008 to the holder of record on November 21, 2008.

b. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

c. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

d. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

e. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,934 As of September 30, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU
______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. November 4, 2008

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on November 4, 2008 declared, out of the unrestricted retained earnings of the Company as of December 31, 2007, the following cash dividends:

a. A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2008, payable on December 15, 2008 to the holder of record on November 21, 2008.

b. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

c. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

d. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

e. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2008, payable on December 29, 2008, to the holders of record on December 4, 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 4, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 4, 2008